Filed Pursuant to Rule 424(b)(3)

Registration No. 333-248238

Prospectus Supplement

(To the Prospectus Dated August 21, 2020)

6,898,566 Shares of Common Stock Issuable upon Exercise of Warrants

Under that certain prospectus, dated August 21, 2020 (the “Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-248238), NovaBay Pharmaceuticals, Inc. (the “Company”) registered for resale, from time to time, by the selling stockholders named therein (“Selling Securityholders”) up to 6,898,566 shares (the “Warrant Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), underlying the warrants (the “Warrants”) that were issued by the Company to the Selling Securityholders in a warrant reprice transaction pursuant to separate warrant repricing letter agreements, dated July 20, 2020 (the “Exercise Agreements”), entered into by the Company and each of the Selling Securityholders.

This prospectus supplement (this “Supplement”) modifies, supersedes and supplements certain information contained or incorporated by reference in the Prospectus. This Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Supplement. If there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement. This Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, including any future amendments or supplements to it. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our Common Stock is listed on the NYSE American under the symbol “NBY.” The last reported sale price of our Common Stock on September 13, 2022 was $0.18 per share.

Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described under the caption “Risk Factors” on page 3 of the Prospectus and in the documents incorporated by reference into the Prospectus and in any amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

WARRANT REPRICE AND EXERCISE TRANSACTION

As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2022 (the “Current Report”), the Company and each of the Selling Securityholders, other than Empery Asset Master, LTD, Empery Tax Efficient, LP and Empery Tax Efficient II, LP, (the “Participants”) entered into a new warrant reprice transaction (the “2022 Warrant Reprice Transaction”) with the Company pursuant to separate warrant repricing letter agreements, dated September 9, 2022 (the “2022 Reprice Letter Agreement”). Pursuant to the 2022 Reprice Letter Agreements, the Company agreed with each Participant to amend their respective Warrants (the “Amended Warrants”) to (i) reduce the exercise price from $1.65 per Warrant Share to $0.18 per Warrant Share (the “Reduced Exercise Price”) and (ii) provide for an exercise limitation (the “Exercise Limitation”) after the Initial Exercise (as described below), if elected by the Participant, until the later of six months and the date on which the Company’s stockholders at a duly called meeting approve a reverse stock split of Common Stock that becomes effective and such other stockholder approvals as may be required to comply with the continued listing rules of the NYSE American Company Guide, and such approvals become effective, including under the laws of the State of Delaware as applicable. The 2022 Reprice Letter Agreements also provided the Participants with the option to elect to make a cash exercise of all or a portion of their Amended Warrant at the Reduced Exercise Price (the “Initial Exercise”) and to receive a new Common Stock purchase warrant to purchase a number of shares of Common Stock equal the shares of Common Stock received by such Participant in its Initial Exercise. One Participant, Armistice Capital Master Fund Ltd., made such an election and exercised its entire Amended Warrant for an aggregate of 2,100,000 Warrant Shares, for which the Company received aggregate gross proceeds of $378,000. The new warrant and the issuance of the underlying shares of Common Stock will be separately registered for resale in a registration statement to be filed by the Company pursuant to the 2022 Reprice Letter Agreement. This 2022 Warrant Reprice Transaction is part of other financing transactions entered into by the Company at the same time, including another warrant reprice transaction and a private placement of Company securities, as more fully described in the Current Report.

Since not all of the Selling Securityholders participated in the 2022 Warrant Reprice Transaction, references in the Prospectus, as amended by this Supplement, to the exercise price shall be $0.18 only for the Amended Warrants held by the Selling Securityholders who were Participants, and references to the exercise price for all Warrants held by Selling Securityholders that were not Participants will remain as $1.65 per share. Additionally, the Exercise Limitations will only apply to the Amended Warrants held by the Selling Securityholders who were Participants.

This Supplement is being filed to update the information in the Prospectus with the information summarized above and contained in the Current Report.

The date of this prospectus supplement is September 15, 2022.